EXHIBIT 10.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 File No. 333-10840 pertaining to the 1994 Share Option Plan, the 1999 Israeli Share Option Plan and 1999 U.S. Share Option Plan; Form S-8 File No. 333-12814 pertaining to the 1994 Share Option plan, the 1999 Israeli Share Option Plan, as amended, the 1999 U.S. Share Option Plan, as amended, the 102 Share Option Plan (1999) and 2000 Employees Share Purchase Plan; Form S-8 File No. 333-13186 pertaining to the ViewGraphics, Inc, 1992 Stock Option plan; and Form S-8 File No. 333-91650 pertaining to the 1999 Share Option Plan, the 1999 U.S. Israel Plan, the 102 Plan, the 2001 Nonstatutory Share Option Plan, as amended and 2000 Employees Share Purchase Plan) of Optibase Ltd. of our report, dated January 26, 2004, with respect to the consolidated financial statements and schedule of Optibase Ltd., included in the Annual Report (Form 20-F) for the year ended December 31, 2003.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 17, 2004	A Member of Ernst & Young Global